SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               TXCO Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87311M102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 23, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

------------------------------                        --------------------------
CUSIP No. 87311M102                                   Page 2 of 8 Pages
------------------------------                        --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,820,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,820,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,820,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

------------------------------                        --------------------------
CUSIP No. 87311M102                                   Page 3 of 8 Pages
------------------------------                        --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,820,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,820,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,820,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on November 28, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Amendment No. 1 relates to the Common Stock, par value $0.01 per share, of TXCO Resources Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $35,327,110 of their own investment capital to acquire the 2,820,000 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On January 14, 2008, the Company announced that it had added to its Board of Directors a new director, James L. Hewitt, purportedly to fill a "vacancy" on the Board created 13 months earlier by the retirement of Stephen M. Gose, Jr. Although the Board consisted of seven directors prior to Mr. Gose's retirement in December 2006, the Company subsequently disclosed in its April 10, 2007 proxy statement for its 2007 annual meeting of shareholders that the Board's size had been reduced to six directors in connection with such 2007 annual meeting.

     The January 2008 addition of Mr. Hewitt to the Board followed a clear warning given to the Board by the Reporting Persons on November 28, 2007, when this Schedule 13D was originally filed, "not to take any steps to eliminate the shareholders' opportunity to elect half of the Board at the 2008 Annual Meeting and ... that if such steps are taken the Reporting Persons will seek to hold the Board to account." Accordingly, on January 23, 2008, the Management Company and the Funds commenced an action in the Delaware Chancery Court (the "Delaware Litigation") seeking, among other things, on an expedited basis, nullification of Mr. Hewitt's appointment to the Board, a declaration that the Board consists of six directors, and an injunction preventing the Company from amending its bylaws or altering the size of the Board to the extent those actions impede or interfere with the Reporting Persons' efforts to replace half the Board at the 2008 Annual Meeting.

     The Reporting Persons continue to take steps to seek the election of three individuals as directors at the 2008 Annual Meeting and intend to give the Company formal notice of such nominations in a timely manner under the Company's bylaws.

     A copy of the Verified Complaint in the Delaware Litigation is filed with this Amendment No. 1 as Exhibit 99.3 and is incorporated herein by reference in its entirety.

Item 5.   Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 2,820,000 shares of Common Stock (the "Shares"). The Shares represent 8.3% of the 34,162,619 shares of Common Stock outstanding as of November 2, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,820,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto and Item 6 hereof set forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the most recent filing on Schedule 13D. All of the transactions set forth on Schedule A were effected in the NASDAQ Global Select Market. Except for the transactions set forth on Schedule A and the transactions reported in Item 6, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On January 17, 2008, the Funds entered into a standardized, cash-settled swap agreement with UBS Securities LLC (the "Counterparty") for which the Common Stock is the reference security, with respect to 200,000 notional shares and using a reference price of $12.36. Similarly, on January 18, 2008, the Funds entered into a standardized, cash-settled swap agreement with the Counterparty for which the Common Stock is the reference security, with respect to 150,000 notional shares and using a reference price of $12.16. On January 22, 2008, the Funds entered into a standardized, cash-settled swap agreement with the Counterparty for which the Common Stock is the reference security, with respect to 130,000 notional shares and using a reference price of $11.86, and on January 23, 2008, the Funds entered into a standardized, cash-settled swap agreement with the Counterparty for which the Common Stock is the reference security, with respect to 150,000 notional shares and using a reference price of $11.77. Under each swap agreement, the Funds have taken the "long" side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of that agreement. Neither the Management Company, Mr. Loeb nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in Item 5 and elsewhere in this Schedule 13D does not include any ownership as a result of such swap agreements. The swap agreements terminate on January 20, 2011, January 21, 2011, January 27, 2011 and January 27, 2011, respectively, or upon the written notice of either party.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the
Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.3 Copy of the Verified Complaint for Declaratory and Injunctive Relief filed in the Court of Chancery of the State of Delaware on January 23, 2008.


                         [Signatures on following page]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By:  /s/ Keith Waller
                                        ----------------------------------------
                                        Name:   Keith Waller
                                        Title:  Attorney-in-Fact





                                   DANIEL S. LOEB


                                    By: /s/ Keith Waller
                                        ----------------------------------------
                                        Name:   Keith Waller
                                        Title:  Attorney-in-Fact





               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                      WITH RESPECT TO TXCO RESOURCES INC.]



                                                  Schedule A
                                                  ----------


                                   (Transactions by the Funds in Common Stock since the most recent filing on Schedule 13D)


         Date                  Transaction                      Shares                      Price Per Share($)
         ----                  -----------                      ------                      ------------------

----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/30/07                    SELL                         (33,400)                           12.05
----------------------- ---------------------------- -------------------------------- ---------------------------------
       11/30/07                    BUY                           33,400                            12.05
----------------------- ---------------------------- -------------------------------- ---------------------------------
       12/31/07                    SELL                         (144,100)                          12.06
----------------------- ---------------------------- -------------------------------- ---------------------------------
       12/31/07                    BUY                           144,100                           12.06
----------------------- ---------------------------- -------------------------------- ---------------------------------
       1/18/08                     BUY                            70,000                           12.16
----------------------- ---------------------------- -------------------------------- ---------------------------------